Cannabics Pharmaceuticals, Inc.

#3 Bethesda Metro Center

Suite 700

Bethesda, MD 20814

February 23, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington DC 20549

Re:	Cannabics Pharmaceuticals, Inc.
Registration Statement on Form S-1 - Amendment No. 1
Originally Filed January 27, 2021
File No. 333-252454

Dear Sirs:

Cannabics Pharmaceuticals, Inc. (“Cannabics” or the "Company") acknowledges receipt of the letter dated February 9, 2021 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form F-1 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Cannabics is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Registration Statement on Form S-1

Cover Page

1.	We note the number of shares of common stock registered for resale includes an amount equal to 300% of the shares of the amount currently issuable upon conversion of the convertible notes. In determining the number of shares to register, you must make a goodfaith estimate of the maximum number of shares that you may issue upon conversion. Please provide an analysis on how you arrived at the number of shares being registered. Please refer to Securities Act Sections Compliance and Disclosure Question 139.10

Response: Revised. In light of Comment 2 below, we have revised our Form S-1 to reduce the number of shares of common stock registered for resale. The number of shares includes an amount equal to 300% of the amount currently issuable upon conversion of the convertible notes that are actually issued, and is based on a good faith estimate predicated on the following facts and assumptions:

Face value of actually issued convertible notes:	$1,375,000
Per share market price as of February 12, 2021:	$0.38
Per share conversion price as of February 12, 20211:	$0.27
Total number of shares underlying notes actually issued:	5,092,593
300% of the number of shares issuable upon conversion:	15,277,779
Number of shares issuable upon exercise of the Warrant:	5,500,000
Total number of shares being registered:	20,777,779

1 Eighty percent (80%) of the average of the two lowest daily volume-weighted average price for the Company’s Common Stock during the ten (10) consecutive trading days preceding the conversion date.

In the event the per share market price for the Company’s shares decreases, then the number of shares issuable upon conversion of the convertible notes will be increased. For example, if the per share market price decreases to $.08, then the total number of shares underlying the notes will increase to 17,187,500.

General

2.	In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities or investor’s satisfactory completion of its due diligence requirements. Further, the closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. It appears that sections 7(b)(ii), 7(b)(iii), 7(b)(viii), 7(b)(ix), 7(b)(xxii) of the purchase agreement relate to closing conditions that must be in a form acceptable to the Buyer or subject to the Buyer's reasonable request. We also note that the Company has the right to require additional closings of tranches of additional notes at any time prior to December 31, 2021 (or such later date as the parties shall mutually agree). Accordingly, please revise to remove the common shares underlying the convertible notes that may be issued in connection with the additional closings. Alternatively, please provide us with your analysis as to your eligibility to register the resale of the common stock underlying the convertible notes that may be issued in connection with the additional closings at this time. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Response: Revised. We have revised the number of shares being registered by removing the common shares underlying the convertible notes that may be issued in connection with the additional closings that will not be completed prior to the filing of this registration statement. We are amending and restating the securities purchase agreement to provide for the first additional closing of $550,000 of convertible notes to occur prior to the filing of this registration statement. Consequently, the revised registration statement only includes the common shares underlying the convertible notes that have actually been issued at the time of filing, i.e., the shares issuable upon the conversion of the convertible notes from the initial closing and from the first additional closing in the aggregate amount of $1,375,000. Please see our response to Comment 1 above for our calculation of the number of shares being registered.

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We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-544-3881.

Sincerely,

/s/ Eyal Barad
Eyal Barad
Chief Executive Officer

VIA EDGAR